July 19, 2024

Via EDGAR

Mr. Jeffrey Gordon

Ms. Anne McConnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K filed February 20, 2024

Form 8-K filed May 6, 2024

File No. 001-38000

Dear Mr. Gordon and Ms. McConnell:

This letter contains the responses of JELD-WEN Holding, Inc., a Delaware corporation (the “Company”), to your letter dated July 10, 2024, setting forth a comment of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings. For your convenience, we restated in italics the comment in the Staff’s comment letter.

Forms 8-K Filed February 20, 2024 and May 6, 2024

Exhibit 99.1

1. We note you present non-GAAP financial measures that include an adjustment for “net legal and professional expenses and settlements”. For each of the two most recent fiscal years and the subsequent interim period, including the comparable interim period, please tell us the specific nature and amount of the legal expenses, professional expenses, and settlements included in your non-GAAP adjustments. Explain the specific nature of the strategic transformation expenses, that you indicate are primarily third-party advisory fees, including the services provided to date and the services expected to be continued to be provided. Also, explain how you determined each expense included in your non-GAAP adjustment does not represent a normal operating expense necessary to operate your business and is consistent with the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

JELD-WEN, Inc.	2645 Silver Crescent Drive, Charlotte, NC 28273 USA	www.jeld-wen.com

Response: The Company respectfully acknowledges the Staff’s comment and presents the tables below showing the total amount of charges and costs for each non-GAAP adjustment related to net legal and professional expenses and settlements as discussed within the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Report on Form 10-Q for the three months ended March 30, 2024:

(amounts in USD thousands)	Three Months Ended				Twelve Months Ended
	March 30, 2024%		April 1, 2023%		December 31, 2023%
Consultant 1	$14,570	85%	$—		$20,035	71%
Consultant 2	$—		$1,350	74%	$5,827	21%
Other Transformation Journey Consultants	$1,540	9%	$—		$209	1%
Legal Case (1)	$1,187	7%	$81	4%	$834	3%
Legal Case (2)	$(129)	-1%	$—		$1,500	5%
Legal Case (3)	$—		$—		$802	3%
Legal Case (4)	$—		$71	4%	$(1,593)	-6%
Term Loan Facility Re-financing Fees	$—		$47	3%	$484	2%
Other	$22	0%	$273	15%	$86	0%

	$17,190	100%	$1,822	100%	$28,184	100%

The Company advises the Staff that the Company has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. When adjusting for costs in determining the Company’s non-GAAP financial measures, the Company evaluates the nature and effect of the excluded costs, specifically how those costs correlate to the Company’s operations, revenue generating activities, business strategy, and industry. Based on this evaluation, the Company considers whether a cost could be viewed as recurring or operational and the exclusion thus misleading. The below paragraphs detail the background of the Company’s strategic transformation, legal and professional fees and how the adjustment for these costs is consistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Transformation Journey Expenses

During the conference call held by the Company on November 7, 2023 to discuss its earnings for the third quarter of 2023, the Company announced that following completion of its divestiture of its Australasia segment it was launching a transformation journey. The transformation journey would begin by conducting a comprehensive end-to-end analysis of the potential in the business, including both its culture and financial performance. The Company announced it had organized a cross-functional culture and capabilities team to actively address ways to increase accountability and performance throughout the organization.

To both aid in the development and the acceleration of the objectives for the transformation journey, the Company engaged a consultant referenced as Consultant 1 in the table above. Consultant 1 was engaged for a period spanning the remainder of 2023 through the end of 2024, and included a scope of work as follows: assisting the Company in creating a management infrastructure to execute the transformation journey, helping the Company develop a transformation plan which is fully owned by line leaders within the Company, launching a consistent tracking and reconciliation process for capturing business improvement initiatives, providing training and expertise to both initiative owners within the Company as well as the culture and capabilities team, and deploying a proprietary suite of tools to facilitate processes for generating and executing initiatives. As noted in the table above, during the first quarter of 2024, the Company also incurred $1.5 million through several smaller and shorter duration consulting engagements related to the transformation journey. These non-recurring expenses primarily relate to the implementations of software identified as transformational during the project’s planning phase.

The Company’s strategic investment in its transformation journey, including the engagement of Consultant 1, is unprecedented in the history of the Company. The expenses recognized for fees to Consultant 1 represent 85% and 71% of the expenses for the three months ended March 30, 2024 and the twelve months ended December 31, 2023, respectively. The consulting fees related to the transformation journey neither represent normal, recurring operating expenses required to operate the Company’s business, nor are they expected to recur in the foreseeable future. Rather, these expenses are directed at optimizing the Company’s accountability and performance throughout the organization during a finite period of transformation. The Company believes that by excluding the transformation journey consulting expenses, investors are provided with a measure that enhances comparability of the Company’s underlying operating results to both past and future periods, and mirrors the manner in which operating results are viewed by Company management. The Company notes that it does not adjust for costs that are expected to continue after the transformation journey, such as software license fees, internal employee expenses, and other consulting engagements that are recurring in nature (in contrast to Consultant 1’s engagement). As these costs are considered recurring and normal operating expenses, they are not excluded from the calculation and presentation of non-GAAP financial measures such as Adjusted EBITDA.

The Company also intends to note the duration of the engagement of Consultant 1 in its future filings, as follows:

Net legal and professional expenses and settlements include (1) non-recurring transformation journey expenses of $16.1 million in the three months ended March 30, 2024, and $0 in the three months ended April 1, 2023, respectively. The expense for the three months ended March 30, 2024 includes $14.6 million relating to the engagement of one transformation consultant for a period spanning the third quarter of 2023 through the fourth quarter of 2024, and (2) non-recurring expenses relating to litigation of historic legal matters of $1.1 million in the three months ended March 30, 2024, and $0.2 million in the three months ended April 1, 2023, respectively.

Other Consulting Expenses

In a press release issued by the Company on August 30, 2022, the Company announced that it was initiating a comprehensive review of strategic alternatives for its Australasia business, which ultimately culminated in the sale of the business in July 2023.

From May 2022 through April 2023, Consultant 2 was engaged to support the Company in preparedness of a potential disposition. The primary scope of work for this project included: baselining Corporate functional full-time employees versus industry peer benchmarks, clarifying roles and responsibilities, providing an initial proposal for optimization of roles, providing guiding principles for design of staffing, helping the Company calculate potential savings from the optimization of roles, interviewing leaders in the Corporate Headquarters as well as the North America and Europe segments to aid in developing a target operating model including degrees of centralization by function, and helping the Company prioritize initiatives identified during the process reviews completed.

After April 2023, the Company ceased utilizing Consultant 2.

While Consultant 2 was engaged for smaller scope projects totaling $1.1 million over the course of 2022 and 2023, the consulting fees related to the scope of work provided by Consultant 2 were predominantly in preparedness of a potential divestiture of the Australasia business and were determined to not represent normal, recurring operating expenses required to operate the Company’s business.

Legal Expenses

Within 2024 and 2023, incurred litigation costs and/or related settlement expenses primarily relate to four cases. Legal Case (1) relates to a suit filed in 2013 seeking compensation by minority shareholders of a historic alternative investment by the Company in four hotel lodging properties, a sector unrelated to the manufacturing of doors and windows. Legal Case (2) relates to events that occurred prior to 1998 for a business the Company divested in 2004, and which does not relate to the manufacturing of doors and windows.

Legal Case (3), Legal Case (4), and Legal Case (5) (which is only included in the financial table for 2022 section below) collectively related to a non-recurring circumstance. Legal Case (3) relates to litigation and settlement expenses for asserted antitrust matters in a period between 2012 and 2020. Legal Case (4) relates to similar antitrust matters that occurred in 2019 and prior, and the income recorded in 2023 relates to insurance proceeds received to reimburse portions of legal fees incurred. In Legal Case (5), in 2021, the Company became a plaintiff against current and former executives of the Company alleging that their breaches of duties were responsible for damages described in Legal Case (3) and Legal Case (4) above. For Legal Case (5), in 2022, the Company received settlement proceeds of $10.5 million, which was excluded from the presentation of non-GAAP measures and did not benefit Adjusted EBITDA as the proceeds were deemed non-recurring and not indicative of normal operating events. Expenses associated with these three related antitrust cases are separate and distinct from recurring, legal expenses incurred in the ordinary course of the Company’s business operations. When the Company incurs litigation costs and/or settlement expenses that either occur on an ongoing basis or relate to current operating activities, the Company deems these costs as necessary expenses to operate its business and does not exclude these costs when calculating non-GAAP financial measures such as Adjusted EBITDA. Recurring matters such as those related to product disputes, employee litigation, and commercial matters with customers or vendors, are required to operate our business and the Company does not adjust for these legal and settlement expenses and related income when presenting non-GAAP financial measures. Legal Case (3), Legal Case (4) and Legal Case (5) are related to a complex antitrust matter that was unique in its complexity and unlikeliness of future recurrence that would impact our on-going operations.

As noted above, the Company considered the associated expenses and income of these five legal cases to be related to historic matters that are not expected to similarly arise in the future.

Accordingly, the Company excludes the cost and income for these five cases when presenting non-GAAP financial measures.

2022

As the adjustment for net legal and professional expenses and settlements included a material income event in 2022, please refer to the following table and analysis:

	Twelve Months Ended
(amounts in USD thousands)	December 31, 2022%
Legal Case (5)	$(10,500)	-100%
Consultant 2	$3,240	32%
Third party executive transition costs	$2,387	23%
Legal Case (4)	$1,314	13%
Legal Case (1)	$1,166	11%
Third party M&A fees 1	$707	7%
Term Loan Facility Re-financing Fees	$30	0%
Other	$1,369	13%

	$(287)	0%
Income	$(10,500)
Expense	$10,213

1	M&A line on non-GAAP reconciliation of $9.7 million relates primarily to the disposition of Towanda

The nature of 2022 expenses for Consultant 2, Legal Case (5), Legal Case (4), and Legal Case (1) are similar to those discussed above relative to 2023 and the three months ended March 30, 2024.

In 2022, third party firms were engaged to perform executive recruiting functions as well as manage communication plans for the exits related to the CEO and CFO, which is represented by the $2.4 million in the table above. A determination was made in 2022 that these costs would be non-recurring and not required to operate the Company’s business in its normal and ordinary course. In 2023, it was determined that there would be continued transition of senior leadership at the Company, and that for the foreseeable future third party recruiting services and the payment of executive severance would be required to operate the Company’s business. Accordingly, in both 2023 and 2024 executive recruiting fees and related severance of exiting leaders that would be replaced by new hires or internal promotions was deemed to represent normal and recurring operating expenses and were not excluded from non-GAAP financial measures. For the twelve months ended December 31, 2023, $4.2 million of third party recruiting fees and $5.5 million of severance costs were detrimental to Adjusted EBITDA and were included in our presentation of non-GAAP financial measures. Similarly, third party recruiting fees of $1.1 million were presented as detrimental to Adjusted EBITDA in the three months ended March 30, 2024. Additionally, severance costs of $1.1 million for the three months ended March 30, 2024 and $2.5 million for the three months ended June 29, 2024 were presented as detrimental to Adjusted EBITDA in the respective periods.

Conclusion

For the reasons noted above, the Company believes that the adjustments with respect to non-recurring transformation, professional and legal expenses do not cause the Company’s non-GAAP financial measures to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company believes that the adjustments are meaningful and appropriate, and when read in conjunction with the Company’s GAAP measures and non-GAAP reconciliations, provide investors with useful information about the Company’s operating performance by eliminating the impact of these items that may obscure the trends in the underlying performance of the business.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned by telephone at (704) 264-5339. Thank you.

Sincerely, /s/ Samantha Stoddard Samantha Stoddard, Executive Vice President and Chief Financial Officer

cc:	William Christensen,
Chief Executive Officer

Michael Leon,
Senior Vice President, Chief Accounting Officer

Jas Hayes,
Executive Vice President, General Counsel & Corporate Secretary

Sid Shenoy,
Partner, Womble Bond Dickinson (US) LLP